NP 3-20-02

#16

02019562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 8 2002

SEC FILE NUMBER
8- 51442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VESTIN CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 EL CAMINO AVENUE, SUITE 206
(No. and Street)

LAS VEGAS (City) NV (State) 89102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR DeJOYA, FINANCIAL OPERATION PRINCIPAL (702)735-5030
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON
(*Name — if individual, state last, first, middle name*)

100 W. LIBERTY ST, SUITE 770 (Address) RENO (City) NV (State) 89501 (Zip Code)

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARTHUR DeJOYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VESTIN CAPITAL, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

MYRNA T. PASCUA
Notary Public, State of Nevada
Appointment No. 01-68329-1
My Appt. Expires Feb. 26, 2005

[signature]
Notary Public

[signature]
Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements and report of independent certified public accountants

Vestin Capital, Inc.

December 31, 2001 and 2000

CONTENTS

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
Vestin Capital, Inc.

We have audited the balance sheets of Vestin Capital, Inc., as of December 31, 2001 and 2000, and the related statements of operations, stockholder's equity and cash flows for the years ended December 31, 2001 and 2000 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestin Capital, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Reno, Nevada
January 23, 2002

Suite 770
100 W. Liberty Street
P.O. Box 30
Reno, NV 89504
Tel: 775 786-1520
Fax: 775 786-7091

Vestin Capital, Inc.

BALANCE SHEETS

December 31,

ASSETS

	2001	2000
CASH	$ 8,860	$ 13,552
DUE FROM RELATED PARTY	44,280	9,791
DEPOSITS	2,238	835
Total current assets	55,378	24,178
FIXED ASSETS, net	6,327	7,183
Total assets	$ 61,705	$ 31,361

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 36,197	$ 13,567
Total liabilities	36,197	13,567
STOCKHOLDER'S EQUITY		
Common stock - 2,500 shares authorized; No par or stated value; 100 shares issued and outstanding	50,000	50,000
Additional paid-in capital	845,020	248,843
Accumulated deficit	(869,512)	(281,049)
Total stockholder's equity	25,508	17,794
Total liabilities and stockholder's equity	$ 61,705	$ 31,361

The accompanying notes are an integral part of these statements.

Vestin Capital, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31,

	2001	2000
Revenues	$ 225,000	$ -
General and administrative expenses	813,539	213,786
Loss from operations	(588,539)	(213,786)
Other income		
Interest income	76	68
NET LOSS	$ (588,463)	$ (213,718)

The accompanying notes are an integral part of these statements.

Vestin Capital, Inc.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years ended December 31, 2001 and 2000

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance at December 31, 1999	100	$ 50,000	$ 28,000	$ (67,331)	$ 10,669
Stockholder contribution	-	-	220,843	-	220,843
Net loss	-	-	-	(213,718)	(213,718)
Balance at December 31, 2000	100	50,000	248,843	(281,049)	17,794
Stockholder contribution	-	-	596,177	-	596,177
Net loss	-	-	-	(588,463)	(588,463)
Balance at December 31, 2001	100	$ 50,000	$ 845,020	$ (869,512)	$ 25,508

The accompanying notes are an integral part of these statements.

Vestin Capital, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2001	2000
Cash flow from operating activities:		
Net loss	$ (588,463)	$ (213,718)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	2,790	26
Changes in operating assets and liabilities:		
Increase in due from related party	(34,489)	(17,000)
Decrease (increase) in deposits	(1,403)	2,911
Increase in accounts payable and accrued expenses	22,630	13,289
Net cash used in operating activities	(598,935)	(214,492)
Cash flow from investing activities:		
Purchase of fixed assets	(1,934)	-
Net cash used in financing activities	(1,934)	-
Cash flow from financing activities:		
Proceeds from stockholder contribution	596,177	220,843
Net cash provided by financing activities	596,177	220,843
NET INCREASE (DECREASE) IN CASH	(4,692)	6,351
Cash at beginning of year	13,552	7,201
Cash at end of year	$ 8,860	$ 13,552
Supplementary disclosure of noncash investing and financing activities:		
Equipment acquired included in due from related party	$ -	$ 7,209

The accompanying notes are an integral part of these statements.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Description of Business

Vestin Capital, Inc., formerly DM Financial Services, Inc. (hereinafter referred to as the "Company") was incorporated in the State of Nevada on August 3, 1998. The Company is a member with the National Association of Securities Dealers (NASD) and is licensed in 49 states to operate as a securities broker dealer.

The Company is a wholly-owned subsidiary of Vestin Group, Inc., a publicly-traded company on the NASDAQ.

2. Basis of Presentation

The Company's financial statements have been prepared on the accrual basis of accounting whereby revenues are recorded when they have been earned, and expenses are recorded when they have been incurred.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Fixed Assets

Fixed assets are stated at cost. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets of 3 and 5 years. The cost of repairs and maintenance is charged to expense as incurred.

5. Advertising Costs

Advertising costs included in general and administrative, are expensed as incurred. Advertising expense approximated $3,900 and $4,500 for years ended December 31, 2001 and 2000, respectively.

6. Income Taxes

The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The benefit of the loss for the years ended December 31, 2000 and 1999 has been and will be utilized via the filing of a federal consolidated income tax return by the parent company.

NOTE B - RELATED PARTY TRANSACTIONS

Vestin Group, Inc. has provided the Company bookkeeping and secretarial services at no charge.

The Company has a commission agreement with Vestin Group, Inc. whereby it would receive $75,000 a month from Vestin Group, Inc. for services rendered related to marketing, investor relations and processing of investor documents in behalf of Vestin Fund I, LLC and Vestin Fund II, LLC (Publicly registered funds managed by Vestin Group, Inc.'s subsidiary Vestin Mortgage, Inc.). During the year ended December 31, 2001, the Company earned a total of $225,000 in commission revenues from Vestin Group, Inc.

During the years ended December 31, 2001 and 2000, the Company paid various expenses on behalf of Vestin Group, Inc. totaling $34,489 and $17,000, respectively. In addition, during the year ended December 31, 2000, Vestin Group, Inc. purchased equipment for the Company totaling $7,209. The net effect of these transactions is recorded on the accompanying balance sheet as due from related party totaling $44,280 and $9,791 at December 31, 2001 and 2000, respectively.

During the years ended December 31, 2001 and 2000, Vestin Group, Inc. paid various expenses on behalf of Vestin Group, Inc. approximating $596,000 and $221,000, respectively. The net effect of these transactions are recorded as additional paid-in capital on the accompanying balance sheet.

NOTE C – FIXED ASSETS

Fixed assets are stated at cost and consist of the following at December 31:

	2001	2000
Equipment	$9,143	$7,209
Less: Accumulated depreciation	2,816	26
	$6,327	$7,183

NOTE D – OPERATING LEASES

The Company operates from leased offices under a non-cancelable operating lease. The lease requires the Company to pay certain escalation clauses for real estate taxes and building operating costs.

Future minimum lease payments under the operating lease obligations, as of December 31, 2001, for each succeeding year and in the aggregate are as follows:

Years ending December 31,	
2002	$12,069
2003	11,063
	$23,132

SUPPLEMENTARY INFORMATION

Report of Independent Certified Public Accountants on Supplementary Information Required by Rule 17a-5 of the Securities Exchange Commission

Board of Directors
Vestin Capital, Inc.

We have audited the accompanying financial statements of Vestin Capital, Inc. as of December 31, 2001 and 2000 and for each of the years then ended and have issued our report thereon dated January 23, 2001, which is presented in the preceding section of this report. The supplementary information presented hereinafter is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as whole.

Grant Thornton LLP

Reno, Nevada
January 23, 2002

Vestin Capital, Inc.

COMPUTATION OF NET CAPITAL, NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS TO NET CAPITAL

Years ended December 31,

	2001	2000
Computation of net capital		
Total stockholder's equity	$ 25,508	$ 17,794
Less non-allowable assets		
Deposits	2,238	835
Fixed assets, net	6,327	7,183
	8,565	8,018
Net capital	$ 16,943	$ 9,776
Computation of net capital requirement		
Determination of minimum net capital requirement		
12% of aggregate indebtedness	$ 4,344	$ 1,628
Minimum net capital required	5,000	5,000
Net capital required (greater of 12% of aggregate indebtedness or minimum net capital required)	$ 5,000	$ 5,000
Computation of excess net capital		
Net capital	$ 16,943	$ 9,776
Net capital required	5,000	5,000
Excess net capital	$ 11,943	$ 4,776
Computation of adjusted excess net capital		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	11,943	4,776
Less 10% of total aggregate indebtedness	3,620	1,357
Adjusted excess net capital	$ 13,323	$ 8,419
Computation of aggregate indebtedness		
Accounts payable	$ 36,197	$ 13,567
Total aggregate indebtedness	$ 36,197	$ 13,567
Percentage of aggregate indebtedness to net capital	214%	139%

Reconciliation of net capital

The net capital as reported in the accompanying financial statements equals the net capital as reported in the Company's unaudited filing of Part IIA of the amended FOCUS reports as of December 31, 2001

Independent Auditors' Report on Internal Controls Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Vestin Capital, Inc.

In planning and performing our audits of the financial statements of Vestin Capital, Inc. (the Company) for the years ended December 31, 2001 and 2000, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures following by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons
(2) Recordation of differences required by rule 17a-13
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Reno, Nevada
January 23, 2002